FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of income statement for first quarter of 2008.

Preview of income statement for first quarter 2008

At Eu1,212 million, net income rises 36.5% year-on-year

Unaudited figures (IFRS)

FIRST QUARTER 2008 RESULTS	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
REPORTED EARNINGS (Million euros)
INCOME FROM OPERATIONS	1,407	1,541	1,606	14.1
NET INCOME	888	740	1,212	36.5

PROFORMA INDICATORS (Million euros)
ADJUSTED OPERATING INCOME	1,409	1,362	1,645	16.7
ADJUSTED NET INCOME	838	650	976	16.5

EARNINGS PER SHARE
Euros per share	0.73	0.61	0.99	36.5
Dollars per share	0.97	0.89	1.57	61.9

FIRST QUARTER 2008 HIGHLIGHTS

•	Adjusted Income from operations in first quarter was 16.7% higher year-on-year driven by improvement in Upstream and LNG activities and in YPF and Gas Natural SDG.

•

The quarter was marked by high oil benchmark prices, narrower margins in the downstream business, and the weakness of the dollar against the euro, which depreciated 14% against first quarter 2007. At the beginning of the year, the company decided to implement an option strategy to partially cover dollar-denominated operating cash flows thereby reducing the impact of depreciation on adjusted net income.

•	On 21 February of this year, Repsol YPF concluded the sale of a 14.9% stake in YPF to the Petersen Group for US$2,235 million.

•

The company’s financial position improved considerably thanks to cashflows generated by recurrent business operations as well as by the above-mentioned sale. Financial debt at the end of the quarter stood at Eu2,357 million, down 32.5%.

•	The Board of Directors resolved to submit a proposal to the Annual General Meeting, scheduled for tomorrow, on the payment of a gross dividend per share of Eu1.00 for 2007.

•

As announced last 28 February, Repsol YPF will begin to report its results as of this quarter in accordance with the new structure consisting of three core business areas (Upstream, LNG, and Downstream), YPF and Gas Natural SDG.

Preview of income statement for first quarter 2008

1. BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1. UPSTREAM

Unaudited figures (IFRS)

	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
INCOME FROM OPERATIONS (Million euros)	459	466	576	25.5
ADJUSTED INCOME FROM OPERATIONS (Million euros)	459	501	597	30.1
OIL AND LIQUIDS PRODUCTION (Thousand boepd)	177	139	131	-26.0
GAS PRODUCTION (*) (Million scfd)	1,512	1,217	1,135	-24.9
TOTAL PRODUCTION (Thousand boepd)	446	355	333	-25.3
INVESTMENTS (Million euros)	564	323	242	-57.1
EXPLORATION EXPENSES (Million euros)	87	173	96	10.3

REALISATION PRICES	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
Brent ($/Bbl)	57.76	88.45	96.71	67.4
WTI ($/Bbl)	58.27	90.50	97.82	67.9
LIQUIDS ($/Bbl)	49.8	84.6	85.6	71.9
GAS ($/kscf)	3.33	3.09	4.25	27.6

(*)	1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboed

Adjusted income from operations in first quarter 2008 was Eu597 million, 30.1% higher than in first quarter 2007, mainly affected by the following factors:

•

Higher realisation prices, not merely on the back of international prices but also because of the improved crude oil product mix, have more than compensated for the cutback in production, driving adjusted net income up by Eu361 million. In addition, the suspension of activities in Dubai had an adverse impact of Eu33 million on adjusted operating income although this did not affect net income due to the high tax rate.

•

Technical amortizations were Eu17 million higher year-on-year on the back of greater investments, when translating the 2008 exploration expense to euros at the average exchange rate of the first quarter 2007. Meanwhile, exploration expenses increased by Eu27 million against the same quarter a year ago because of the more intensive pace of exploration activities.

•	The 14% depreciation of the dollar against the euro in this quarter diminished income by Eu82 million.

•	Lastly, the remaining difference is attributable to year-on-year variations in capitalized expenses and capitalised interests and other minor items totalling Eu64 million.

Production in first quarter 2008 was 3.7% lower year-on-year after excluding contractual variations in Dubai (20.0 Kboepd) and Bolivia (77.5 Kboepd) and the change in criteria in Venezuela in relation to payment of royalties in kind (2 Kboepd). This drop was mainly in Venezuela because of local restrictions on gas deliveries.

Investments in first quarter 2008 in the Upstream business totalled Eu242 million. Investments in development accounted for 50% of the total and were mainly spent in the Gulf of Mexico, Trinidad & Tobago, and Peru.

Preview of income statement for first quarter 2008

1.2. LNG

Unaudited figures (IFRS)

	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
INCOME FROM OPERATIONS (Million euros)	27	34	32	18.5
ADJUSTED INCOME FROM OPERATIONS (Million euros)	27	34	32	18.5
ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	37.2	47.9	65.9	77.2
LNG SALES (TBtu)	43.6	41.6	44.0	0.9
INVESTMENTS (Million euros)	124	97	78	-37.1

1TBtu= 1,000,000 MBtu

1 bcm = 1,000 Mm3 = 39.683 TBtu

Adjusted income from operations in the LNG division was Eu32 million, 18.5% higher than in first quarter 2007.

Earnings growth in first quarter 2008 was mainly driven by the following factors:

•	Liquefied natural gas marketing activities and management of the fleet boosted income by Eu7 million in comparison with the same quarter a year ago.

•	Income from the power generation business and gas sales to the gas system increased by approximately Eu6 million mainly because of higher electricity pool prices in the Spanish market.

•	The depreciation of the dollar against the euro reduced income by approximately Eu5 million.

Investments in the LNG area in first quarter totalled Eu78 million, 37.1% less than in first quarter 2007. These expenditures were mainly earmarked for development of the Canaport regasification terminal and the Peru LNG liquefaction project.

Preview of income statement for first quarter 2008

1.3. DOWNSTREAM

Unaudited figures (IFRS)

	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
INCOME FROM OPERATIONS (Million euros)	515	663	482	-6.4
ADJUSTED INCOME FROM OPERATIONS (Million euros)	511	329	521	2.0
OIL PRODUCT SALES (Thousand tons)	11,057	11,698	11,072	0.1
PETROCHEMICAL PRODUCT SALES (Thousand tons)	763	819	793	3.9
LPG SALES (Thousand tons)	958	895	917	-4.3
INVESTMENTS (Million euros)	198	348	315	59.1

REFINING MARGIN INDICATOR ($/Bbl)	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
Spain	6.54	5.99	5.29	-19.1

INTERNATIONAL PETROCHEMICAL MARGIN INDICATORS (*)	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
Cracker (Eur/ton)	557	384	489	-12.2
Derivatives Europe (Eur/ton)	340	346	331	-2.6

(*)	These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Adjusted income from operations in first quarter 2008 was Eu521 million versus Eu511 million in the same quarter last year. Higher international prices and narrower refining and chemical margins are the key factors behind the year-on-year difference in earnings performance. The year-on-year variation is explained by the following factors:

•	Lower refining margins are basically the result of tighter gasoline and fueloil spreads despite the fact that the spreads in medium distillates have been sustained by the strong demand.

•

Weaker refining margins in Spain reduced income by Eu80 million while the negative impact in Peru and Brazil was Eu51 and Eu33 million, respectively. In Peru, tight margins were accentuated by the specific weighting of heavy products in the production structure at La Pampilla refinery. In Brazil, lower margins were the result of the ex-refinery price freeze enforced in this country since mid-2005, which coincided with considerably higher oil prices in this quarter. Nevertheless, the price increases implemented in Brazil as of 2 May, 10% for gasoline and 15% for diesel, should be reflected in second quarter 2008 results.

•	Oil product sales in Spain, which partially compensated lower refining margins, had a positive impact of Eu14 million thanks to enhanced marketing margins.

•	Income in the petrochemical business was Eu71 million lower because of weaker margins resulting from the rise in international oil prices that drove naphtha prices and energy costs higher.

•	Cost increments and other factors having a lesser impact reduced income by Eu16 million.

•	The depreciation of the dollar against the euro had an adverse impact of Eu49 million.

•	Lastly, inventory effects partially compensated for all the above-mentioned factors.

Investments in Downstream in first quarter totalled Eu315 million, most of which was spent in current Refining and Chemical projects, upgrading operations and installations, safety and the environment, fuel quality and conversion.

Preview of income statement for first quarter 2008

1.4. YPF

Unaudited figures (IFRS)

	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
INCOME FROM OPERATIONS (Million euros)	328	376	365	11.3
ADJUSTED INCOME FROM OPERATIONS (Million euros)	328	457	411	25.3
LIQUIDS PRODUCTION (Thousand boepd)	335	330	329	-1.8
GAS PRODUCTION (*) (Million scfd)	1,705	1,668	1,703	-0.1
TOTAL PRODUCTION (Thousand boepd)	639	627	632	-1.1
OIL PRODUCT SALES (Thousand tons)	3,445	3,664	3,705	7.5
PETROCHEMICAL PRODUCT SALES (Thousand tons)	384	621	406	5.7
LPG SALES (Thousand tons)	101	106	114	12.9
INVESTMENTS (Million euros)	303	435	250	-17.5

INDICATORS	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
LIQUIDS REALISATION PRICES ($/Bbl)	36.6	50.8	39.6	8.2
GAS REALISATION PRICES ($/kscf)	1.88	1.98	2.32	23.4
REFINING MARGIN INDICATOR ($/bbl)	10.11	8.29	8.42	-16.7
PETROCHEMICAL DERIVATIVES ($/ton)	351	464	473	34.8

(*)	1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboepd

Adjusted income from operations increased from Eu328 million in first quarter 2007 to Eu411 million in this quarter.

The most significant year-on-year variations are detailed below:

•	Income from YPF’s gas activity was up by Eu46 million, mainly driven by higher selling prices.

•

Integrated upstream and downstream activities, from oil production to service station sales, boosted income by Eu54 million mainly because of higher marketing margins resulting from the rise in retail prices which began in the last months of 2007.

•	Chemical activities involving the production of urea and methanol from natural gas increased income by Eu30 million thanks to the volume-margin mix.

•	Oil and gas production costs in Argentina increased at a similar rate as in previous quarters, which coupled with Eu54 million in translation differences explain the year-on-year variation.

Production in the quarter was down 1.1% year-on-year mainly because of declining liquids production in certain fields in Argentina.

Investments in first quarter at YPF totalled Eu250 million, with 80% of this amount earmarked for Exploration and Production development projects.

Preview of income statement for first quarter 2008

1.5. GAS NATURAL SDG

Unaudited figures (IFRS)

	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
INCOME FROM OPERATIONS (Million euros)	149	125	157	5.4
ADJUSTED INCOME FROM OPERATIONS (Million euros)	149	125	160	7.4
INVESTMENTS (Million euros)	48	430	54	12.5

Adjusted income from operations in Gas Natural SDG in first quarter 2008 was up 7.4% year-on-year, Eu160 million versus Eu149 million posted in first quarter 2007.

Earnings growth in the Spanish power business was mainly driven by higher pool prices in the quarter in comparison with the same quarter a year earlier and the larger volume of electricity generated in this quarter.

Results from gas distribution activities in Spain increased in line with the rise in the recognised remuneration for the regulated market and continues to reflect the switch from the regulated to the liberalised market.

In Latin America, income from gas distribution continued to reflect the strong performance of this activity in Brazil and sustained growth in Colombian operations. These good results were partially curtailed by the depreciation of the dollar and local currencies against the euro.

Gas Natural SDG investments in first quarter 2008 totalled Eu54 million. Most of this amount was spent in distribution activities in Spain and in power generation projects.

1.6. CORPORATE AND OTHERS

This caption reflects income/expenses not attributable to operating areas. An expense of Eu6 million was booked in first quarter 2008. This amount includes Eu86 million capital gains before taxes realised on the sale of the 14.9% stake in YPF. A net expense of Eu76 million, adjusted for non-recurring items, was booked in the quarter, similar to the amount recorded in first quarter 2007.

Preview of income statement for first quarter 2008

2. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	4Q07	1Q08	% Variation 1Q08/4Q07
NET DEBT AT THE START OF THE PERIOD	3,936	3,493	-11.3
EBITDA	-2,192	-2,422	10.5
VARIATION IN TRADE WORKING CAPITAL	83	410	394.0
INVESTMENTS (1)	1,719	978	-43.1
DIVESTMENTS	-543	-1,543	184.2
DIVIDENDS (including affiliates)	28	779	2,682.1
TRANSLATION DIFFERENCES	-139	-293	110.8
TAXES PAID	483	529	9.5
OTHER MOVEMENTS	118	426	261.0
NET DEBT AT THE CLOSE OF THE PERIOD	3,493	2,357	-32.5
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	6,911	5,760	-16.7

Debt ratio
TOTAL CAPITAL EMPLOYED (Million euro)	26,073	25,940	-0.5
NET DEBT/ TOTAL CAPITAL EMPLOYED (%)	13.4	9.1	-32.1
NET DEBT+PREFERRED SHARES/ CAPITAL EMPLOYED (%)	26.5	22.2	-16.2

(1)	There were additional financial investments totalling Eu2 million bringing total investment to Eu980 million (see investment table)

The company’s net debt at the end of first quarter 2008 was Eu2,357 million, Eu1,136 million less than in December 2007.

The main factors behind this debt reduction were the volume of generated EBITDA and the effect of the YPF divestment which was sufficient to cover the Eu779 million dividend payment, investments, and tax obligations. In addition, the depreciation of the dollar against the euro reduced the nominal amount of debt by Eu293 million.

At 31 March 2008, the Net Debt/Capital Employed ratio stood at 9.1% versus 13.4% at 31 December 2007. Taking preferred shares into account, the ratio is 22.2% in comparison with 26.5% reported at year-end 2007.

Financial income in first quarter was Eu52 million versus Eu10 million in the same period a year ago. The following aspects are worth mentioning:

•	Financial results reflect a drop of Eu16 million in net interest expenses thanks to the Eu1,177 million reduction in average net debt, including preferred shares.

The positive variation in the “translation differences” caption was achieved thanks to the implementation at the beginning of the year of a euro/dollar exchange rate hedging strategy for the dollar-denominated cashflows.

•	The variation in the “Update of provisions” caption is due to the Eu65 million recorded in first quarter 2007 as a reversal of late-payment interests associated with tax provisions.

Preview of income statement for first quarter 2008

Unaudited figures (IFRS)

FINANCIAL EXPENSES (Million euros)	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
NET INTEREST EXPENSE (including preferred shares)	129	121	113	-12.4
TRANSLATION DIFFERENCES	-65	-50	-165	153.8
UPDATE OF PROVISIONS	-33	30	36	—
INCOM/EXPENSE RESULTING FROM THE CHANGE IN VALUATION OR EXERCISED OF FINANCIAL DERIVATIVES	-18	-5	-39	116.7
CAPITALISED INTEREST	-40	-11	-14	-65.0
OTHER FINANCIAL INCOME / EXPENSES	17	22	17	0.0
TOTAL	-10	107	-52	420.0

3. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

3.1. TAXES

The effective corporate tax rate for the year 2008 is estimated at 38%. Nevertheless, the company’s various divestments (basically the sale of the YPF, S.A. stake) and financial transactions in this quarter resulted in an effective tax rate of 24.8%.

3.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	1Q07	4Q07	1Q08	% Variation 1Q08/1Q07
UPSTREAM	2	-14	12	500.0
LNG	11	20	5	-54.5
DOWNSTREAM	14	25	5	-64.3
YPF	3	2	3	0.0
GAS NATURAL SDG	0	0	1	—
TOTAL	30	33	26	-13.3

Income from equity-accounted companies in first quarter 2008 totalled Eu26 million versus Eu30 million in the same quarter 2007. Enhanced performance in upstream partially offset the drop in downstream because of the lower contribution from CLH due to the reduced stake.

3.3. MINORITY INTERESTS

Minority interests in first quarter 2008 totalled Eu60 million versus Eu37 million a year earlier. Results in first quarter 2008 reflect the increase in minority interests following the sale of a 14.9% stake in YPF.

Preview of income statement for first quarter 2008

4. HIGHLIGHTS

We would like to highlight the following events that have taken place since our last quarterly report:

On 23 March, the company’s Annual Corporate Governance Report was filed at the Comisión Nacional del Mercado de Valores (CNMV) (Spanish Securities and Exchange Commission).

In its meeting on 26 March, the Board of Directors approved a resolution to submit a proposal at the forthcoming Annual General Meeting on 14 May on the payment of a gross dividend for 2007 of Eu1.00 per share, 39% higher than the total dividend paid in the previous year. With this proposal, the total dividend for 2007 will be Eu1,221 million. This increase is in keeping with the policy aimed at increasing shareholders’ returns as previously announced by Repsol YPF’s Chairman and CEO, Antonio Brufau and contemplated in the 2008-2012 Strategic Plan.

On 26 March 2008, the Repsol YPF Board of Directors agreed to convene the Annual General Meeting on 13 May 2008 at noon on the first call and at the same time on 14 May 2008 on the second call. Both meetings will be held at: Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, sin número, Campo de las Naciones, Madrid.

On 15 April, the company filed a Clarification Note at the CNMV in connection with media reports on the remarks made by the General Director of the National Petroleum Agency, Haroldo Lima, on the potential of the Carioca Field (BM-S-9) in the Santos Basin (Brazil). On the same day, an extended version of the above-mentioned note which included the official announcement made by Petrobrás, the field’s operator, was filed at the CNMV.

Madrid, 13 May 2008

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

A teleconference analysts and institutional investors is scheduled today,13 May, at 5:00 p.m. (CET) to report on Repsol YPF’s first quarter 2008 results.

The teleconference can be followed live at Repsol YPF’s website (www.repsolypf.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsolypf.com for investors and any interested party.

Preview of income statement for first quarter 2008

TABLES

1st QUARTER 2008 RESULTS

Preview of income statement for first quarter 2008

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q07	4Q07	1Q08
EBITDA	2,036	2,192	2,422
Income from continuous operations before financial expenses	1,407	1,541	1,606
Financial expenses	10	(107)	52
Income before income tax and income of associates	1,417	1,434	1,658
Income tax	(522)	(693)	(412)
Share in income of companies carried by the equity method	30	33	26
Income for the period	925	774	1,272

ATTRIBUTABLE TO:

Minority interests	37	34	60
EQUITY HOLDERS OF THE PARENT	888	740	1,212

Earnings per share accrued by parent company (*)
* Euros/share	0.73	0.61	0.99
* $/ADR	0.97	0.89	1.57

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter

1.332 dollars per euro in 1Q07

1.472 dollars per euro in 4Q07

1.581 dollars per euro in 1Q08

Preview of income statement for first quarter 2008

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1Q 2007
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,407	2	1,409
Upstream	459	—	459
LNG	27	—	27
Downstream	515	(4)	511
YPF	328	—	328
Gas Natural SDG	149	—	149
Corporate & others	(71)	6	(65)
Financial expenses	10	(65)	(55)
Income before income tax and income of associates	1,417	(63)	1,354
Income tax	(522)	18	(504)
Share in income of companies carried by the equity method	30	(5)	25
Income for the period	925	(50)	875

ATTRIBUTABLE TO:
Minority interests	37	—	37
EQUITY HOLDERS OF THE PARENT	888	(50)	838

	4Q 2007
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,541	(179)	1,362
Upstream	466	35	501
LNG	34	—	34
Downstream	663	(334)	329
YPF	376	81	457
Gas Natural SDG	125	—	125
Corporate & others	(123)	39	(84)
Financial expenses	(107)	—	(107)
Income before income tax and income of associates	1,434	(179)	1,255
Income tax	(693)	89	(604)
Share in income of companies carried by the equity method	33	—	33
Income for the period	774	(90)	684

ATTRIBUTABLE TO:
Minority interests	34	—	34
EQUITY HOLDERS OF THE PARENT	740	(90)	650

	1Q 2008
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,606	39	1,645
Upstream	576	21	597
LNG	32	—	32
Downstream	482	39	521
YPF	365	46	411
Gas Natural SDG	157	3	160
Corporate & others	(6)	(70)	(76)
Financial expenses	52	—	52
Income before income tax and income of associates	1,658	39	1,697
Income tax	(412)	(275)	(687)
Share in income of companies carried by the equity method	26	—	26
Income for the period	1,272	(236)	1,036

ATTRIBUTABLE TO:
Minority interests	60	—	60
EQUITY HOLDERS OF THE PARENT	1,212	(236)	976

Preview of income statement for first quarter 2008

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q07	4Q07	1Q08
Upstream	1,132	1,199	1,238
USA and Brazil	121	88	101
North of Africa	284	511	518
Rest of the world	739	622	627
Adjustments	(12)	(22)	(8)

LNG	266	145	308

Downstream	9,114	11,272	11,556
Europe	8,287	10,334	10,848
Rest of the world	1,233	1,528	1,390
Adjustments	(406)	(590)	(682)

YPF	1,989	2,383	2,282
Upstream	1,055	1,250	1,026
Downstream	1,639	2,100	1,882
Corporate	34	101	55
Adjustments	(739)	(1,068)	(681)

Gas Natural SDG	849	853	1,031

Corporate & others	(412)	(644)	(416)

TOTAL	12,938	15,208	15,999

Preview of income statement for first quarter 2008

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q07	4Q07	1Q08
Upstream	459	466	576
USA and Brazil	39	(58)	—
North of Africa	217	335	338
Rest of the world	203	189	238

LNG	27	34	32

Downstream	515	663	482
Europe	466	599	482
Rest of the world	49	64	—

YPF	328	376	365
Upstream	139	394	167
Downstream	210	44	225
Corporate	(21)	(62)	(27)

Gas Natural SDG	149	125	157

Corporate & others	(71)	(123)	(6)

TOTAL	1,407	1,541	1,606

Preview of income statement for first quarter 2008

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Millones de Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q07	4Q07	1Q08
Upstream	586	735	753
USA and Brazil	2	(14)	52
North of Africa	242	438	356
Rest of the world	342	311	345

LNG	28	47	40

Downstream	574	450	709
Europe	506	398	682
Rest of the world	68	52	27

YPF	715	851	756
Upstream	502	772	507
Downstream	241	77	259
Corporate	(28)	2	(10)

Gas Natural SDG	183	192	230

Corporate & others	(50)	(83)	(66)

TOTAL	2,036	2,192	2,422

Preview of income statement for first quarter 2008

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q07	4Q07	1Q08
Upstream	564	323	242
USA and Brazil	362	77	110
North of Africa	28	62	44
Rest of the world	174	184	88

LNG	124	97	78

Downstream	198	348	315
Europe	152	328	299
Rest of the world	46	20	16

YPF	303	435	250
Upstream	234	309	223
Downstream	56	92	17
Corporate	13	34	10

Gas Natural SDG	48	430	54

Corporate & others	140	94	41

TOTAL	1,377	1,727	980

Preview of income statement for first quarter 2008

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	MARCH 2008
Goodwill	3,308	2,877
Other intangible assets	1,018	1,243
Property, Plant and Equipment	23,676	22,858
Long term financial assets	1,512	2,352
Other non-current assets	1,007	988
Deferred tax assets	1,020	1,120
Assets held for sale	80	64
Current assets	12,692	13,272
Temporary cash investments and cash on hand and in banks	2,851	3,271
TOTAL ASSETS	47,164	48,045
Total equity:
Attributable to equity holders of the parent	18,511	18,735
Minority interests	651	1,445
Non-current provisions for contingencies and expenses	2,851	2,764
Deferred tax liabilities	2,473	2,325
Subsidies and deferred revenues	278	434
Preferred shares	3,418	3,403
Non-current financial debt	6,647	6,532
Financial lease liabilities	632	689
Other non-current debt	634	677
Current financial debt	1,501	1,714
Other current liabilities	9,568	9,327
TOTAL EQUITY AND LIABILITIES	47,164	48,045
FINANCIAL RATIOS:
NET DEBT	3,493	2,357
CAPITAL EMPLOYED	26,073	25,940
ROACE before non-recurrent liabilities	12.7%	16.4%

Preview of income statement for first quarter 2008

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-MARCH
	2007	2008
I. CASH FLOWS FROM OPERATIONS
Income before taxes	1,410	1,624
Adjustments:
Minority interests	37	60
Income from equity-accounted companies	(30)	(26)
Amortizations	734	736
Net operating provisions	(35)	197
Income/expenses from disposal of non-trade assets	(10)	(89)
Accrued financial charges	(10)	(52)
Other adjustments	(60)	(28)

EBITDA	2,036	2,422
Actual variation in trade working capital	(16)	(410)
Dividends received from equity method accounted companies	18	—
Income taxes paid	(355)	(529)
Provisions used	(39)	(138)

	1,644	1,345

II. CASH FLOWS FROM INVESTMENT ACTIVITIES
Investments in fixed assets and companies:
Intangible assets	(21)	(28)
Property, plant, and equipment	(1,173)	(901)
Investment in consolidated companies	(2)	—
Other non-current assets	(181)	(51)

Total Investments	(1,377)	(980)
Divestments	45	853

	(1,332)	(127)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Net financial debt received (cancelled)	75	181
Financial charges paid	(39)	(136)
Grants and other non-current cancelled liabilities and other	(14)	(113)
Dividends paid	(452)	(779)

	(430)	(847)
CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD	2,557	2,585
Net cash flow (I, II and III)	(118)	371
Other variations in cash and cash equivalents
Due to the incorporation of companies	—	—
Due to translation differences	(13)	(43)

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,426	2,913

Preview of income statement for first quarter 2008

TABLES

OPERATING HIGHLIGHTS

1st Quarter 2008

Preview of income statement for first quarter 2008

OPERATING HIGHLIGHTS UPSTREAM

	Unit	2007	2008	% Variation 08 / 07
		1Q07	1Q08
HYDROCARBON PRODUCTION	K Boed	446	333	-25.3%

Crude and Liquids production	K Boed	177	131	-26.0%
- USA and Brazil	K Boed	18	15	-17.8%
- North Africa	K Boed	53	55	3.8%
- Rest of the world	K Boed	105	61	-41.8%

Natural Gas production	K Boed	269	202	-24.9%
- USA and Brasil	K Boed	1	1	19.0%
- North Africa	K Boed	8	10	24.7%
- Rest of the world	K Boed	261	192	-26.5%

Preview of income statement for first quarter 2008

OPERATING HIGHLIGHTS DOWNSTREAM

	Unit	2007	2008	% Variation 08 / 07
		1Q07	1Q08
REFINING AND MARKETING
CRUDE PROCESSED	Mtoe	9.9	10.1	2.2%
Europe	Mtoe	8.4	8.5	0.3%
Rest of the world	Mtoe	1.5	1.7	13.3%
SALES OF OIL PRODUCTS	Kt	11,057	11,072	0.1%
Europe	Kt	8,975	9,064	1.0%
–Own network	Kt	5,930	5,906	-0.4%
- Light products	Kt	4,950	4,865	-1.7%
- Other Products	Kt	980	1,041	6.2%
–Other Sales to Domestic Market	Kt	1,670	1,688	1.1%
- Light products	Kt	1,164	1,227	5.4%
- Other Products	Kt	506	461	-8.9%
–Exports	Kt	1,375	1,470	6.9%
- Light products	Kt	497	408	-17.9%
- Other Products	Kt	878	1,062	21.0%
Rest of the world	Kt	2,082	2,008	-3.6%
–Own network	Kt	1,096	789	-28.0%
- Light products	Kt	970	667	-31.2%
- Other Products	Kt	126	122	-3.2%
–Other Sales to Domestic Market	Kt	729	782	7.3%
- Light products	Kt	542	591	9.0%
- Other Products	Kt	187	191	2.1%
–Exports	Kt	257	437	70.0%
- Light products	Kt	51	105	105.9%
- Other Products	Kt	206	332	61.2%
CHEMICALS
Sales of petrochemicals products	Kt	763	793	3.9%
Europe	Kt	688	711	3.3%
Base petrochemical	Kt	169	183	7.8%
Derivative petrochemicals	Kt	519	529	1.9%
Rest of the world	Kt	75	82	9.9%
Base petrochemical	Kt	15	15	1.3%
Derivative petrochemicals	Kt	60	67	12.0%
LPG
LPG sales	Kt	958	917	-4.4%
Europe	Kt	630	602	-4.4%
Rest of the world	Kt	328	314	-4.3%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Preview of income statement for first quarter 2008

OPERATING HIGHLIGHTS YPF

	Unit	2007	2008	% Variation 08 / 07
		1Q07	1Q08
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	639	632	-1.1	% (*)
Crude and Liquids production	K Boed	335	329	-1.8%
Argentina	K Boed	335	329	-1.8%
Rest of the World	K Boed	0	0	—
Natural Gas Production	K Boed	304	303	-0.1	% (*)
Argentina	K Boed	303	303	0.0%
Rest of the World	K Boed	0	0	—

DOWNSTREAM
CRUDE PROCESSED	M toe	4.1	4.2	0.8%

SALES OF OIL PRODUCTS	Kt	3,445	3,705	7.5%
Own network	Kt	2,423	2,622	8.2%
Light products	Kt	1,958	2,143	9.4%
Other Products	Kt	465	479	3.0%
Other Sales to Domestic Market	Kt	216	302	39.8%
Light products	Kt	181	231	27.6%
Other Products	Kt	35	71	102.9%
Exports	Kt	806	781	-3.1%
Light products	Kt	299	220	-26.4%
Other Products	Kt	507	561	10.7%

CHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	384	406	5.7%
Base petrochemical	Kt	46	48	4.4%
Derivative petrochemicals	Kt	338	359	6.0%

LPG
LPG sales	Kt	101	114	12.9%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Percentage differences are due to rounding off of numbers in the Rest of the World concept.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 13th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer